Exhibit 35.3

TransCentra

Report on Assessment of Compliance with Regulation AB Item 1123

Pursuant to Item 1123 of Regulation AB, a review of TransCentra’s activities during the year ended December 31, 2011 (the “Reporting Period”) and of its performance under the servicing agreement between TransCentra and American Express (the “Servicing Agreement”) has been made under the undersigned officer’s supervision. To the best of such officer’s knowledge, based on such review, TransCentra has fulfilled its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

/s/ Matthew Pribus
Matthew Pribus
Executive VP of Strategic Operations

February 15, 2012

www.transcentra.com

tel: 678-728-2500        fax: 678-728-2501

4855 Peachtree Industrial Boulevard, Suite 245, Norcross, Georgia 30092